UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41848

Trident Digital Tech Holdings Ltd

(Exact name of registrant as specified in its charter)

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Trident Announces Results of Extraordinary General Meeting

Trident Digital Tech Holdings Ltd (NASDAQ: TDTH) (“Trident” or the “Company”), a leading catalyst for digital transformation in technology optimization services and Web 3.0 activation based in Singapore, today announced that it held its extraordinary general meeting of shareholders (the “EGM”) on July 8, 2026.

At the EGM, the Company’s shareholders:

●	approved a share redesignation of (a) 40,000,000 authorized but unissued Class A ordinary shares to 40,000,000 blank shares and (b) 20,000,000 authorized but unissued Class C ordinary shares to 20,000,000 blank shares (collectively, “Share Redesignations”). After the Share Redesignations, the authorized share capital of the Company is: US$50,000 divided into 5,000,000,000 shares, comprising (i) 960,000,000 Class A ordinary shares, (ii) 3,000,000,000 Class B ordinary shares, (iii) 480,000,000 Class C ordinary shares, and (iv) 560,000,000 blank shares;

●	approved, immediately following the Share Redesignations, an increase of the authorized share capital of the Company from US$50,000 to US$1,200,000, divided into 120,000,000,000 shares of par value of US$0.00001 each by creation of (i) 22,080,000,000 Class A ordinary shares; (ii) 69,000,000,000 Class B ordinary shares; (iii) 11,040,000,000 Class C ordinary shares and (iv) 12,880,000,000 blank shares, in order to provide the Company with sufficient headroom for future issuances and other corporate purposes (the “Increase of Authorized Share Capital”) after the Share Redesignations. After the Share Redesignations and Increase of Authorized Share Capital, the authorized share capital of the Company is: US$1,200,000 divided into 120,000,000,000 shares, comprising (i) 23,040,000,000 Class A ordinary shares, (ii) 72,000,000,000 Class B ordinary shares, (iii) 11,520,000,000 Class C ordinary shares, and (iv) 13,440,000,000 blank shares;

●	approved, immediately following the Increase of Authorized Share Capital, a share consolidation (the “Share Consolidation”) of the issued and unissued ordinary shares of the Company, such that every two hundred and forty (240) existing ordinary shares of par value of US$0.00001 each will be consolidated into one (1) ordinary share of par value of US$0.0024 each (the “Consolidation Ratio”), to take effect immediately following the completion of the mandatory exchange of all outstanding American depositary shares (“ADSs”) of the Company for the underlying Class B ordinary shares of the Company pursuant to the termination of the deposit agreement, dated as of September 11, 2024, as amended, among the Company, Citibank, N.A., and the holders and beneficial owners of ADSs from time to time, be approved. Following the Share Consolidation, the authorized share capital of the Company is US$1,200,000 divided into 500,000,000 shares of a par value of US$0.0024 each, comprising (i) 96,000,000 are designated as Class A ordinary shares of a par value of US$0.0024 each, (ii) 300,000,000 are designated as Class B ordinary shares of a par value of US$0.0024 each, (iii) 48,000,000 are designated as Class C ordinary shares of a par value of US$0.0024 each and (iv) 56,000,000 shares of a par value of US$0.0024 each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of association of the Company. No fractional shares shall be issued in connection with the Share Consolidation and where a shareholder would otherwise be entitled to a fraction of a consolidated share, such fraction shall be rounded down to the nearest whole share if it is less than 0.5 and rounded up to the nearest whole share if it is 0.5 or more (the “Adjustment”). Upon the Adjustment, if any shareholder holds less than 0.5 of a share of any class, the Company shall cancel such fractional share, and the shareholder will cease to hold any shares of that class;

●	approved and adopted the Third Amended and Restated Memorandum and Articles of Association of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on June 30, 2026) with effect from the time of Share Consolidation; and

●	approved and adopted the Share Subscription Agreement (as set forth in Exhibit 99.4 to the Form 6-K filed by the Company with the Securities and Exchange Commission on June 30, 2026) and the transactions contemplated thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trident Digital Tech Holdings Ltd

	By:	/s/ Soon Huat Lim
		Name:	Soon Huat Lim
		Title:	Chairman and Chief Executive Officer

Date: July 8, 2026

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